Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

July 21, 2011

VIA EDGAR

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:

JH Designs, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed July 21, 2011

File No. 333-174196

Dear Mr. Ownings:

Pursuant to the staff’s comment letter dated June 9, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Commission via EDGAR on or about July 21, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  The page numbers below reference the redlined Amendment No. 1 to the Company’s Form S-1.

General

1.

We note that you are registering the sale of 1,170,000 shares of common stock on behalf of your selling stockholders.  Given the size of the offering relative to the small number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C after your shares are quoted on the OTC Bulletin Board.  Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify your affiliated selling stockholders as underwriters.  Indicating that the selling stockholders “may be deemed to be an ‘underwriter’” is not sufficient. Alternatively, if you disagree with our analysis, please provide the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09, located on our web-site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Company response:  The Company has revised its disclosure to state that the price is fixed “for the duration of the offering,” on the Prospectus cover page, and pages 6, 10, 14 and 18.

2.

Your financial statements do not satisfy the requirements of Rule 8-08 of Regulation S-X.  When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

Company response:  The Company has revised its disclosure to include financial statements that meet the requirements of Rule 8-08 of Regulation S-X.

Outside Front Cover Page of Prospectus, page 3

3.

Please indicate here and in the Summary that your auditors have issued an opinion that substantial doubt exists as to whether you can continue as an ongoing business, and that you are a development stage company.

Company response:  The Company has included disclosure that “We are a development stage company and our auditors have issued an opinion that substantial doubt exists as to whether we can continue as an ongoing business,” on the Prospectus cover page.

Prospectus Summary. page 5

Our Company, page 5

4.

Please revise the third paragraph under this heading to disclose to investors in your prospectus summary that you must raise approximately $226,000 to complete your plan of operation for the next 12 months, you do not have any financing arranged and in the absence of such financing, your business will fail.

Company response:  The Company has disclosed that “We must raise approximately $226,000 to complete our plan of operation for the next 12 months, we do not have any financing arranged and in the absence of such financing, our business will fail,” to page 5.

The Offering, page 6

5.

Please indicate that the selling shareholder’s determination of when and how to sell the shares will be in accordance with the methods and terms described in the “Plan of Distribution” section.

Company response:  The Company has added the following disclosure to page 6:

Distribution of Shares:

The selling shareholder’s determination of when and how to sell the shares will be in accordance with the methods and terms described in the “Plan of Distribution” section on page 14.

Risk Factors, page 7

6.

It appears that you do not have independent directors, or separately standing audit, compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

Company response:  The Company has added a risk factor addressing this comment to page 8.

7.

Please consider whether the loss of Mr. Hopp as an employee, director and officer poses a material risk to your business. If so, please add a risk factor.   If appropriate, please also disclose in this risk factor that Mr. Hopp is only obligated to serve as your president the chief executive officer through August 5, 2011.

Company response:  The Company has added a risk factor addressing this comment to page 7.

Risks Relating to Our Company, page 7

If the Selling Stockholders Sell a Large Number..., page 8

8.

Please revise the percentage in the last sentence of this risk factor or advise.

Company response:  the Company has revised this sentence so that it now states, “The shares of common stock for resale covered by this prospectus represent approximately 11.8% of the common shares outstanding as of the date of this prospectus.”

Risks Relating to Our Common Stock, page 8

There is No Liquidity...., page 8

9.

Please make it clear that your stock may not be followed by securities analysts.

Company response:  The Company has the clause, “, and our stock may not be followed by securities analysts” to the first sentence of the risk factor with the heading begins with “There is no liquidity . . . .” on page 8.

Selling Stockholders, page 10

10.

Please indicate whether you filed a Form D in conjunction with the transactions involving the selling shareholders.  If you did not file a Form D, provide the basis for your determination.

Company response:  The Company confirms that is has not yet filed a Form D in connection with the transaction involving the selling shareholders.  Current counsel had advised the Company to make its Form D filing, which the Company expects to file by July 25, 2011.

The Company acknowledges that SEC Rule 503 requires the Company to file a Form D with the SEC, in connection with it private placement with the selling shareholders.  However, the Company has been advised that the failure to comply with Rule 503 will not result in the loss of the exemption, and therefore continues to rely on the exemption from registration provided by Rule 506.  See Release No. 33-6825, 43 SEC-DOCKET 704-01(Mar. 14, 1989).

Description of Securities, page 12

Nevada Anti-Takeover Laws, page 13

11.

Please reconcile the information here and elsewhere in the registration statement with Article 8 of your Articles of Incorporation, or advise.

Company response:  The Company has reconciled this information on page 13 with Article 8 of its Articles of Incorporation, and removed the related risk factor on page 9.

Plan of Distribution, page 14

12.

Please disclose at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

Company response:  The Company has included this disclosure at the beginning of the Plan of Distribution section no page 14.

Description of Business, page 16

13.

Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations.  To the extent that you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions.  Further, please discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses.  Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

• Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.

• Please discuss in greater detail the business activities you will undertake. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan.  For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others based on your current available cash. In this regard, we note your risk factor disclosure that your cash of $12,719 as of December 31, 2010 will not be sufficient to operate your business beyond 6 months.  We also note your disclosure on page 18 regarding the more than $200,000 in expenses you expect to incur.

• We note your disclosure on page 18 regarding estimated expenses of $25,000 related to a book.  Please revise your disclosure to clarify for investors the nature of this expense and the corporate purpose for this expense.

• We note your disclosure on page 18 regarding estimated annual expenses of $36,000 to hire a consultant for sales and development of marketing programs and speaking engagements.  Please revise to clarify if this consultant is Mr. Hopp.  If so, and if he received compensation for the last completed fiscal year, please disclose this amount as compensation or tell us why you are not required to do so. Refer to Item 402(1) of Regulation S-K.

• Please discuss in greater detail the tools and supplies, if any, used in your business.  For example, you refer to “furniture, art work and accessories” and “inventory” on page 16.  Explain who owns the “furniture, art work and accessories” and “inventory.”  If the inventory is supplied to you, please describe your contacts, negotiations, and agreements with any suppliers.  Please disclose any additional steps you have taken to further your operations in this regard.  Please also disclose thename of the supplier(s).  Refer to Item 11 (a) of Form S-I and Item 101 (h)(4)(v) of Regulation S-K.

• Please address how you plan to accomplish all of the steps in your timeline and how much time your officer and director will dedicate to your business.

We may have further comment upon reading your response and revisions.

Company response:  The Company has added disclosure in response to this comment on page 17.

Marketing, page 17

14.

If appropriate, please reference the websites http://www.jonathanhopp.com/hopp.htm and http://stagedforsuccessinc.com/index.php.

Company response:  The Company has added disclosure referencing these websites under the Marketing section on page 18.

Employees, page 17

15.

Please revise your disclosure to define “non-employee officer.”

Company response: the Company has added the text “,meaning that Mr. Hopp is not an “employee” for the purposes of the tax laws, but at the same time has the corporations laws duties of an officer and director to the Company” under the Employees section on page 17.

Our Executive Offices, page 17

16.

Please revise to disclose that your office space has been provided by Mr. Hopp at no cost.

Company response:  The Company has added the text “Our office space has been provided by Mr. Hopp at no cost” to the Our Executive Offices section on page 17.

Legal Proceedings, page 17

17.

Please delete the reference to “mineral claim” or advise.

Company response:  The Company has deleted the text “The Company’s mineral claim is not the subject of any pending legal proceedings” under the Legal Proceedings section on page 17.

Securities Authorized Under Equity Compensation Plans, page 18

18.

We note your disclosure under this heading that you “may in the future adopt a stock option plan as [y]our mineral exploration activities progress.” Please revise or advise.

Company response:  The Company has deleted the text “mineral exploration” and replaced it with “business” on page 18.

Management Discussion and Analysis of Financial Condition and Results of Operation, page 18

19.

Please provide an executive “Overview” section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company: a discussion of how the company expects to earn revenues and income: the identity of the company’s primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

Company response:  The Company has added a section titled, “Overview” to page 18 in response to the foregoing comment.

Plan of Operation, page 18

20.

We note in the last sentence under this heading on page 19 that you “cannot provide any assurance that [you] will be able to raise sufficient funds to proceed with any work after the first phase of the exploration program.” Please revise or advise.

Company response:  The Company has deleted the text “any work after the first phase of the exploration program” and replaced it with “our plan of operation” under the Plan of Operation section on page 19.

Results of Operations. page 19

21.

Please provide a discussion of revenues earned since inception, the changes in revenue and expenses from period to period, and the reasons for the changes.  Refer to Item 303(a)(3) of Regulation S-K.

Company response:  The Company has provided a discussion of revenues earned since inception on page 19.

Liquidity and Capital Resources, page 19

22.

You refer here to funding your “exploration activities” and to the “exploration of the Claims.”   Please revise or advise.

Company response:  The Company has deleted the text on page 19, “exploration activities” and replaced such text with “plan of operation.”

Directors. Executive Officers. Promoters and Control Persons, page 21

23.

Please provide the information required by Item 401(e) of Regulation S-K, including dates and duration of employment.  Please delete the puffery and marketing language used to describe Mr. Hopp’s background.

Company response: the information required by Item 401(e) of Regulation S-K has been included in Mr. Hopp’s biographical information disclosed on page 21.

24.

Please revise your disclosure under this heading to reconcile it with the requirement in Article III, Section 3 of your Bylaws filed as Exhibit 3.2 to your registration statement.

Company response:  The Company has disclosure regarding Articles III, Section 3 of its Bylaws under the sub-heading Director independence on page 22.

Significant Employees and Consultants. page 22

25.

Please provide the basis for determining that Mr. Hopp is an independent contractor/consultant to the company.

Company response:  The Company has added the text, “We consider Mr. Hopp an independent contractor/consultant to the company because he does not meet the definition of “employee” under the tax laws, which provide for different tax treatment between “independent contractors” and “employees”” under the  Significant Employees and Consultants section on page 22.

Involvement in Certain Legal Proceedings, page 22

26.

We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K.  Please include, for example, disclosure regarding the events described in Item 401(f)(1).  Refer to Item 11(k) of Form S-1 and Item 401 of Regulation S-K.

Company response:  The Company has deleted the text under the sub-heading Involvement in Certain Legal Proceedings on page 22, and replaced such text with disclosure addressing each event set forth in Item 401(f) of Regulation S-K.

27.

Please refer to the definition of “promoter” in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

Company response:  The Company has included the disclosure required by Item 404(c) of Regulation S-K under a new sub-heading titled, “Promoters,” on page 22.

Stock Option Grants, page 23

28.

We note your disclosure under this heading that “[u]pon the further development of [y]our business, [you] will likely grant options to directors and officers consistent with industry standards for junior mineral exploration companies.”  Please revise or advise.

Company response:  The Company has deleted the text, “[u]pon the further development of our business, we will likely grant options to directors and officers consistent with industry standards for junior mineral exploration companies,” on page 23.

Certain Relationships and Related Transactions, page 23

29.

Please revise to disclose under this heading the transactions set forth in Note 7 to your financial statements or tell us why you are not required to do so.

Company response:  The Company has made the required disclosure on page 24, including Mr. Hopp’s transaction with the Company when he sold it Staged for Success LLC, a wholly owned subsidiary of JH Designs, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

30.

The audit report date from your independent registered public accounting firm is for the year 2010.  This does not appear possible given the date of the financial statements. Please amend your filing to include an audit report date of 2011.

Company response:  The Company has submitted an audit report date from your independent registered public accounting firm is for the year 2011.

Indemnification of Directors and Officers, page II-I

31.

Please revise to refer only to your bylaws or advise.  If your Articles of Incorporation have been amended to also provide for indemnification, please file your amended charter as an exhibit to your registration statement.

Company response:  The Company has removed the reference to its Articles of Incorporation on page II-1.  The Company confirms that its Articles of Incorporation have not been amended.  The Company is, however, refilling its Articles of Incorporation to correct a typographical error with respect to information regarding its registered agent.

Recent Sales of Unregistered Securities, II-I

32.

Please file the subscription agreements used for the private placements referenced under this heading as an exhibit to your registration statement. Refer to Item 601(b) of Regulation S-K.

Company response:  The Company has filed the subscription agreements as Exhibits 10.1, 10.2 and 10.3 used for the private placements referenced under this heading.

Exhibits and Financial Statement Schedules, page II-2

33.

If required by Item 601(b)(21) of Regulation S-K, please file as an exhibit to your registration statement a list of your subsidiaries together with the information required by that Item.  Please also file as exhibits to your registration statement your current debt agreements, such as the line of credit with Wells Fargo referenced in Note 5 to your financial statements and the note payable to an unrelated third party reference in Note 6 to your financial statements, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Company response:  The Company has listed its sole subsidiary, Staged for Success LLC, a California limited liability company, on Exhibit 21.1.  The Company will file its debt agreements by way of amendment to the Form S-1

Exhibit 5.1 Legal Opinion

34.

Please have counsel reference the registration statement file number in the opinion.

Company response:  Counsel has referenced the registration statement file number in the opinion filed as Exhibit 5.1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo